                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         ACT International, Inc.
            (Exact name of Small Business Issuer in its charter)



                NEVADA                           87-06263223
      (State or other jurisdiction of          (I.R.S. Employer
       incorporation or organization          Identification No.)

4035 South 300 West #6, Salt Lake City, Utah               84107
(Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:  (801) 281-3073



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements.      These
forward-looking statements are based largely on ACT's
expectations and are subject to a number of risks and uncertainties,
certain of which are beyond ACT's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

On February 1, 1999, American Coating Technologies, Inc. entered into an agreement with S.R.& T. Partnership, Alvin A. Snaper, Taylor Family
Limited Partnership, and Rothwell Trust.   Pursuant to the agreement,
SRT, Snaper, Taylor and Rothwell transferred all right title and interest in certain diamond coating technology represented by U.S. patent, dated October 19, 1993, #5,254,237, developed by Snaper, including all supplemental improvements thereto and/or to the Plasma Arc Apparatus for producing diamond semiconductor devices or machine tool coatings, in all applications, including without limitation, the
following:   Low Temperature Titanium Nitride, Cobalt Nitride,
Chromium Nitride, Ferroelectric Coatings, Picsoeectric Coatings, Diamond Hard Coatings, Diamond Semiconductor Substrates.

Pursuant to the agreement Snaper received 2,750,000 common shares, Taylor received 1,125,000 common shares and Rothwell received
1,125,000 common shares.   Additionally, ACT shall pay Snaper, Taylor
and Rothwell, each, on an annual basis, a royalty equal to 1.667 percent of the total gross revenues derived in any way by ACT and/or its subsidiaries, sister corporations, affiliates and assigns, from the technology (whether from royalties, rentals, sales, service contracts, consulting contracts and/or any other source) during the
prior calendar year.   The royalty payments shall be due and payable
on Feburary 15th for 51 years after the date of the agreement.

ACT also agreed that Snaper's interest in ACT will not be diluted to less than 51% of the outstanding stock unless and until ACT has completed one or more public underwritings, or otherwise obtains financing, raising not less than a cumulative $2,000,000 at approximately $13 to $15 per share.

Industry Overview.   Chemical Vapor Deposition (CVD) is a process
designed to bond a thin coating of titanium nitride to the surface of a metal tool or instrument. The tool to be coated must be heated to extremely high temperatures in a vacuum chamber filled with reacting chemical vapors. The titanium nitride produced by this method increases the useful life of a cutting tool significantly.

Alvin A. Snaper developed Physical Vapor Deposition (PVD), a process for low-temperature, smooth, thin-film coatings. This process is carried out in a vacuum, and involves the use of several arc evaporators positioned on the sides and top of the vacuum chamber that
serve as plasma generators.   The coatings material is formed into a
cathode that is positioned in front of the arc evaporator.   Then the
electrical arc that is generated causes minute evaporation of the cathode into a high energy, concentrated plasma which is deposited on the tool in the vacuum chamber.

Much of the CVD industry is concentrated in microelectronics, in
particular semiconductors.   PVD is less concentrated and covers a
variety of industries such as information storage, packaging and industrial coatings.

The highest volume usage of PVD in microelectronics is in the fabrication of semiconductors. PVD is used routinely to deposit a variety of films such as aluminum, titanium and titanium nitride, and conductor metals.

The advantages of PVD in semiconductor fabrication are that it provides uniform deposition of thin films and excellent coverage.
PVD can be used to deposit metals on interconnect levels. New techniques such as collimated sputtering and ionized magnetron technology have been added to improve efficiency for smaller geometry devices.

Product.   The patented Plasma Arc Diamond Coating process developed
by Mr. Snaper allows a surface to be coated at room temperature with super-hard Diamond (DC) and Diamond-Like Coatings (DLC). This process greatly expands (a) the types of materials that can be coated and (b) the variety of applications now feasible for coating technology. Testing by Mr. Snaper of these new compounds indicates that while titanium nitride coating can increase the useful life of a tool by 600% or more, the diamond-like coating can further increase the useful life of a tool by over 1000% as compared to titanium nitride coated tools.

Diamond and diamond-like films have a unique combination of physical
characteristics that are not found in other materials.   Diamond is
the hardest available material known and can be transparent.   At room
temperature it is the best known thermal conductor, and it will
conduct heat five times better than copper.   Diamond is also an
electrical insulator and becomes a semiconductor when controlled quantities of impurities are introduced. Resistant to most chemicals and radiation, diamond can become almost frictionless when it is polished.

Due to these properties, diamonds have potential uses in many commercial applications including electronic packaging materials to improve the output and reliability of components, wet coatings to extend the lives of cutting tools and transparent optical coatings to protect sensitive lenses.

Markets

CVD Market
Eighteen companies account for 75% of the worldwide equipment sales and services work in the Chemical Vapor Deposition (CVD) coatings industry. Business Opportunity Report GB-185A, Thin Layer Deposition:
Highlighting CVD, by Robert Moran, Project Analyst, Business Communications Company, Inc. (BBC), July 1998, pp. 31-32, 64, 72.
The main markets for CVD technology are in the fields of microelectronics, cutting tools, automotive and aerospace parts and
medical instruments.   Total CVD equipment sales worldwide is
projected to grow from $4.4 billion in 1995 to over $8.1 billion by the year 2000. Total CVD services worldwide is expected to expand
from $449 million in 1995 to $697 million in 2000.   Thin Layer
Deposition: Highlighting CVD, supra, pp. 85, 86, 93-96, 100-101, 106-107, 114-115, 117, 130-132, 138, 150-151, 157.

PVD Market

Leading companies in the Physical Vapor Deposition (PVD) market include most of the same companies that are prominent in CVD
technology.   One reason for this is that in many cases, parts lending
themselves to coating services can be coated by either CVD or PVD. Worldwide there are twenty-five companies combined for the CVD and PVD equipment sales and services markets, and these companies account for
75% of the total sales.   Business Opportunity Report GB-186B, Thin
Layer Deposition: Highlighting PVD, by Robert Moran, Project Analyst, Business Communications Company, Inc. (BBC), September 1996, pp. 65-
67. The main markets for PVD technology are in microelectronics, cutting tools, automotive and aerospace parts, flexible and specialty packaging, information storage, optics and medical instruments. However, the biggest market for PVD is expected to be in
semiconductors.   PVD equipment sales worldwide are projected to grow
from $4.1 billion to 1995 to over $7.3 billion by the year 2000.
Total PVD services worldwide is expected to expand from $567 million in 1995 to $850 million in 2000. Thin Layer Deposition: Highlighting PVD, supra, pp. 69,70-72, 77-79, 80-81, 83, 87-88, 91-95, 105-106,
109-117, 128-129, 134- 137-142, 148-149, 152-156, 159-163, 169-170,
174-178, 180, 186-187, 191-193, 198-199, 202-204, 209.

Market Segments.

Low-Temperature Plasma Arc Diamond Coating Technology in Traditional Markets. The single most important advantage of ACT's Plasma Arc Diamond Coating technology is that it is possible to deposit uniform coatings at significantly lower temperatures, even room temperature. Heretofore, the problem of most CVD and PVD coatings is that they must be applied at temperatures ranging from 350 degrees to 1,300 degrees, which distorts the temper or changes the metallurgy of the coated substrata such as plastics, aluminum, copper, semiconductor substrates, etc. Thus, with high temperature CVD and PVD processes, substrata must often be retempered in order to bring the tolerances back into compliance. Consequently, there have been many tools and instruments that would greatly benefit from Plasma Arc Diamond coating, but these tools and instruments are not coated because of the high temperature problems inherent in current CVD or PVC processes. The coating market can be greatly expanded with the Plasma Arc Diamond Coating technology from American Coating Technologies.

Based on ACT's research, tools coated by Plasma Arc Diamond Coating
(APADC@) process are absolutely precise.   Lower temperatures used by
the PADC process do not change the underlying substrate.   Metals such
as copper, aluminum, plastics, etc can be coated using the PADC process. Optics can also be coated more efficiently with the PADC process.

Thin-Film Diamond Coatings Technology.   The management is of the
opinion that its new thin-film diamond coatings technology will make possible the use of diamond coatings for many applications in place of the traditional coatings like titanium nitride.

There are many advantages for diamond-coated tools. A single tool can contain and maintain several cutting edges, tools with advanced chip breaker designs can be coated, the diamond edge does not have to be polished. Through control of the surface morphology, tools can be used as grown. Tools will have longer useful life and the CVD process is expected to be lower in cost. These factors, plus the characteristics of diamond make diamond coatings the coating of choice for tungsten carbide, silicon nitride, and silicon carbide tools.

Thin-Film Technology for Semiconductors.   To be a useful
semiconductor for transistors and other electronic applications, diamond must be Adoped, i.e. implanted with trace amounts of
impurities.   The needed impurities are of two types:  p-type, which
endows diamond with the equivalent of a positive electric charge, and
n-type, for the equivalent of a negative charge.   Thin-film diamond
processes to date have been able to successfully dope with the p-type
but not with the n-type.   Management believes that its proprietary
and patented Radio Arc Plasma technology (U.S. Patent #5,254,237, dated October 19, 1993), creates a way to accomplish this doping.

Marketing Strategy.   Mr. Alvin A. Snaper, Chairman of American is an
internationally recognized inventor with over 600 patents and is considered a pioneer in the coatings industry. Over twenty years ago, Mr. Snaper invented and developed many of the original coating processes in use today. Through acquisition and partnering arrangements, ACT is currently acquiring Operations Centers in Phoenix, Arizona where vacuum chambers will be fitted with the necessary components to achieve low temperature Plasma Arc Deposition coating process including diamond coating, diamond like coating, and the diamond semiconductor.

ACT intends to license its technology to other companies rather than build manufacturing facilities for semiconductors, medical, optical, and industrial coatings. Vacuum chambers for semiconductor manufactures and industrial coating service centers will be retrofitted at these Operations Centers and then placed in licensed service based on the size of the chambers. In cases of large orders, OEM manufactures will be trained in the retrofit process. Representatives from coating companies will be able to invite their customers to visit the Operations Centers where they will be able to observe demonstrations of ACT=s low temperature and thin film diamond technology.

Dependence on One or a Few Major Customers.   ACT does not
expect that any single customer will account for more than ten percent of its business.

Employees.   ACT currently employs three full time persons and no part
time persons.   ACT shall employ individuals as required.

ACT is not subject to any collective bargaining agreement. It is anticipated that ACT's employees will be covered by an employee stock option plan; however, at this stage, the terms of such a plan have not been determined.

Seasonal Nature of Business Activities.   ACT's business
activities are not seasonal.

	Risk Factors.    ACT cautions that the factors described below could
cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of ACT made by or on behalf of ACT.

No Operating History and Uncertainty of Future Operating Results.
ACT has no operating history and expects to incur losses due to minimal general and administrative expenses until revenues from the
joint venture are obtained.   ACT believes that upon commencement of
operations, ACT's future operating results over both the short and long term will be subject to annual and quarterly fluctuations due to
several factors, some of which are outside the control of ACT.   These
factors include fluctuating market demand for the joint venture's products, expansion of the market for the products, pricing, competitive products and general economic conditions.

Competition.   There is significant competition in the coating process
industry.   ACT will compete with established companies and other
entities, many that possess substantially greater resources than ACT. Almost all of the companies with which ACT will compete are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than ACT now has, or will have in the foreseeable
future.   It is also likely that other competitors will emerge in the
near future.   There is no assurance that ACT will compete
successfully with other established coating companies.   ACT shall
compete on the basis of the need, desirability, uniqueness, and competitive cost of its proprietary and patented Plasma Arc Diamond Coating process. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

No Public Market.   There is presently no public market for the common
shares of ACT and there is no assurance that an active public market will ever develop. Consequently, investors will not be able to liquidate their investment in the event of an emergency or for any other reason.

Financial Condition. Although the officers of ACT anticipate that ACT will have adequate funds to pay all of its operating expenses assuming ACT commences its proposed business plan, there can be no assurance that this will in fact occur or that ACT can be operated in a profitable manner. Profitability depends upon many factors, including the success of the commencement of ACT's operations.

Lack of Dividends. There can be no assurance that the operations of ACT will become profitable. At the present time, ACT intends to use any earnings that may be generated to finance the growth of ACT's business.

No Independent Market Research of Potential Demand for Current Operations. Even though the Plasma Arc Diamond Coating process has been invented and developed by Alvin A. Snaper, the inventor of most coating processes in use today, no independent organization has conducted market research providing management with independent assurance from which to estimate potential demand for ACT's business operations. In the event market demand is independently identified, there is no assurance ACT will be successful.

	Need for Cash

	As ACT enters into operations, additional cash will be required in the near term to achieve ACT's financial and operating objectives. If ACT is unable to raise sufficient cash to fund its growth, ACT may be unable to achieve the anticipated financial
results.    There can be no assurance that adequate funds will be
available to us on terms acceptable to ACT.

	Losses from Operations.

	 ACT has incurred substantial losses from operations since commencing operations, and although we expect to become profitable during 2000, there is no assurance that this will happen as quickly as forecast by ACT.

Management of Growth

	ACT's success is dependent upon its ability to (a) manage effectively the growth resulting from new customer contracts it has entered into and companies it acquires, (b) retain and motivate key personnel and
(c) obtain adequate working capital to support its growth. Such growth will place, significant demands on ACT's management, operating and financial systems, and other operating resources. To achieve its objectives, ACT has developed scalable computer systems and a corporate infrastructure designed to respond quickly to and effectively to customers' needs and to absorb acquirees' administrative functions in order to eliminate redundant resources at the acquired companies. ACT's capacity to absorb these administrative functions into its infrastructure quickly and efficiently, its ability
	to anticipate and address changing customer demands in a timely manner, and its ability to identify promptly new systemic, procedural and structural requirements will determine how rapidly and profitably
ACT can grow.

Availability of Qualified Personnel

	ACT believes that its future success will depend, in part, upon its ability to attract and retain additional highly skilled professional, managerial, sales and marketing personnel. To date, the
	Company has been successful in identifying and adding such personnel through acquisition or the normal hiring process; however, there can be no assurance that ACT will continue to be successful in
	attracting, training and retaining the personnel that it requires to support planned growth. The failure to do so could have a material adverse effect on ACT's business and results of operations.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for ACT's products and services will be dependent on, among other things, market acceptance of ACT's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of ACT's activities will be the receipt of revenues from the sales of its products and services, ACT's business operations may be adversely affected by competitors.

Capital and Source of Liquidity. For the period from inception to October 31, 1999 and the three months ended January 31, 2000, ACT did not pursue any investing activities.

For the period from January 8, 1999 to October 31, 1999, ACT received $382,400 from the issuance of common stock resulting in cash flows from financing activities of $382,400.

For the three months ended January 31, 2000, ACT received $94,700 from the issuance of common stock resulting in cash flows from financing activities of $94,700.

	Results of Operations.

For the period from inception to October 31, 1999, ACT had no
revenues.   ACT had a net loss of $1,354,438 for that same period.
ACT had general and administrative expenses of $1,354,438 for the period from inception to October 31, 1999 which consisted the value of common stock issued for services relating to commencing operations and stock option compensation expense.

For the three months ended January 31, 2000, ACT had no revenues.
ACT had a net loss of $112,169 for that same period.   ACT had general
and administrative expenses of $112,169 for the period from inception to October 31, 1999 relating to the commencement of operations.

Plan of Operation.   .   ACT requires additional capital in order to
commence its current and strategic business plans.   Initial working
capital has been obtained by private sale of common stock.   As of
January 31, 2000, ACT had cash remaining of $8,903.   We have financed
a major part of our operating expenses by issuing common shares for
services.   Due to lack of current operating expenses, available cash
can satisfy current expenses for only one to months while we continue
to pursue sufficient financing.   We will seek additional debt and
equity financing to commence limited operations until the warrants are exercised, if ever. Revenues, if any, will be utilized to continue
limited operations.   ACT hopes to generate sufficient capital to begin
operations by August 2000 and expects to generate sufficient revenue to finance limited operations by January 2001

If we fail to raise the additional financing necessary, we shall discontinue our business plan and consider alternative strategies. We do not currently have any specific alternative strategies and if none are developed, we may not be able to continue operations and you may lose the entire investment .

ITEM 3.  DESCRIPTION OF PROPERTY.

ACT's executive offices are located at 4066 South 1400 East, Salt Lake City, Utah 84124. These offices consist of 250 square feet of office
space and 750 square feet of warehouse space.   These offices are
leased on a one year term expiring December 31, 2000 for the monthly
lease fee of $505 per month.   ACT intends to lease facilities in Las
Vegas, Nevada by the fourth quarter of 2000.   This research and
manufacturing facility will house the Plasma Arc Diamond Coating chambers, research and development laboratory, and corporate offices.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

There are currently 5,373,470 common shares outstanding, 3,974,000 of which are controlled by certain beneficial owners and management.
The following tabulates holdings of shares and other securities of ACT by each person who, subject to the above, at the date of this prospectus, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by
all directors and officers of ACT individually and as a group.   Each
named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

                        Shareholdings

                              Number & Class(1)      Percentage of
Name and Address                  of Shares          common shares(3)

Richard M. Sjostrom                      0                 0%
1399 South 700 East
Salt Lake City, Utah 84105

David Mark Eames                 1,119,000             20.82%
4066 South 1400 East
Salt Lake City, Utah 84124

David L. Taylor                    105,000              1.95%
4974 Gaskill Way
West Jordan, Utah 84088

Alvin A. Snaper                  2,750,000             51.16%
2800 Cameo Drive
Las Vegas, NV 89107

Access First International      1,124,000              20.93%
5085 Sunset Lane
Ogden, Utah 84403

Directors and Officers
  as a group
   (4 persons)                  3,974,000(2)            31.23%(3)

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of common stock will have the right to vote for Directors of ACT. The board of directors has primary responsibility for adopting and reviewing implementation of the business plan of ACT, supervising the development business plan, review of the officers' performance of specific business functions.
The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of ACT.




Directors receive no cash compensation or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the third quarter of 2000.

The Executive Officers and Directors are:

Name                          Position                Term(s) of Office

Richard M. Sjostrom, age 50   President/Director       December 1999
                                                         to present

David Mark Eames, age 31    Vice President/Director    December 1999
                                                        to present

David L. Taylor, age 29     Secretary/Treasurer         Inception
                                  Director              to present

Alvin A. Snaper, age 67     Chairman of the Board       Inception
                                                        To present

Richard M. Sjostrom.   Mr. Sjostrom has been president and a director
of ACT since December 1999.   From 1987 to present, Mr. Sjostrom has
been a member/manager of N-Tek, LLC.   During this time, Mr. Sjostrom
management, analyzed and executed improvements in technology platform to facilitate the conversion of waste materials to ethanol and other
commercially viable products.   From 1987 to present, Mr. Sjostrom has
also been vice president of Intrade, Ltd.  Intrade, Ltd. sells various products in countries throughout the world but with primary focus on the USA, Japan and China.

Mr. Sjostrom earned a Bachelor of Science degree from Utah State
University in 1972 and a Juris Doctor degree from the University of Utah, College of Law in 1995.

David Mark Eames.   Mr. Eames has been vice president and a director
of ACT since December 1999.   From 1996 to the present, Mr. Eames has
been a manager in training at Enterprise located in Salt Lake City.
Mr. Eames attended Dixie College from 1987-1988 and became a certified word processing specialist at Wasatch Career Institute.

Alvin A. Snaper.   Mr. Snaper has been chairman of the board and
director of research of ACT since inception.   For the last forty
years, Mr. Snaper has been an inventor/engineer engaged in scientific research and development of products and services. Mr. Snaper holds over 600 patents and was awarded the Design News Magazine Best Patent
in four different years.   Among his more famous inventions are the
Look Up Display for jet fighter aircraft, Tang and the IBM typewriter ball.

David L. Taylor. Mr. Taylor has been secretary, treasurer and director of ACT since inception. From 1991 to present, he worked at Taylor & Associates, Salt Lake City, Utah, a company that sells and manufactures recreational tents. Mr. Taylor holds a Business
Management diploma from Mountainwest College of Business & Technology.

Executive Compensation

                                                                                        Long Term Compensation
	                                                                                     -----------------------------
	                                   Annual Compensation                    Awards               Payouts
	                              ---------------------------        ----------------------      ----------
	                                                    Other        Restricted  Securities
	                                                    Annual          Stock    Underlying         LTIP       All Other
	Name and Position       Year  Salary($)  Bonus($)  Compensatio($)  Awards($)  Options/SARs(#)  Payouts($) Compensation($)
	Richard M. Sjostrom(1)  1999     -         -             -            -             -            -               -
	  President

	David Mark Eames(2)     1999     -         -             -            (1)             -            -               -
	  Vice President

	David L. Taylor         1999   $6,000      -             -            (1)             -            -               -
	  Secretary/Treasurer

	(1) On December 20, 1999, the board of directors awarded David L. Taylor and David Mark Eames an option beginning March 1, 2000 for a
period of 60 months to purchase 200,000 shares each of ACT.   The
option price shall be $7.50 per common share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has a payable due to an officer/shareholder in the amount
of $12,480.   The payable is unsecured, non-interest bearing, and has
no specific repayment terms.

The Company has entered into consulting agreements with certain
officers/shareholders.   The agreements require aggregate mandatory
monthly consulting fees of approximately $18,000.   As of October 31,
1999 the Company had paid approximately $81,000 under the terms of
these agreements.   No amounts are due under these agreements at
October 31, 1999.

The Company has entered into agreements with certain shareholders which requires the Company to pay royalties of approximately 7% of
gross revenues generated from use of the Company technology.   No
amounts were due or paid during the period from January 8, 1999 (date of inception) to October 31, 1999.


ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of the material provisions of ACT's certificate of incorporation and bylaws, as amended.

ACT's articles of incorporation authorize it to issue up to
100,000,000 common shares, $.001 par value per Common Share and
5,000,000 Preferred Shares, $.001 par value per Preferred Share.   The
common shares purchased in this offering will be fully paid and non-assessable.

Common Stock. Holders of common Shares of ACT are entitled to cast one vote for each share held at all shareholders meetings for all purposes. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in the assets of ACT legally available for distribution to shareholders after the payment of all debts and other liabilities. Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering. All outstanding common shares are, and the common shares offered hereby will be when legally issued, fully paid and non-assessable.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends from any funds legally available therefore. ACT has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors may follow a policy of retaining earnings, if any, to finance the future growth of ACT. Accordingly, future dividends, if any, will depend upon, among other considerations, ACT's need for working capital and its financial condition at that time.

Preferred Shares.   Five Million (5,000,000) shares have been
designated "preferred stock", and shall have a par value of $.001 per share, and shall be issued for such consideration, expressed in dollars, as the board of directors may, from time to time, determine.

(b) Consideration for Shares. All shares of preferred stock shall be issued by ACT for cash, property or services actually performed, for no less than the par value of $.001 for preferred stock. All shares shall be fully paid and non-assessable.

(c) Issuance of Preferred Stock. The preferred stock authorized by this certificate of incorporation may be issued from time to time in series. The board of directors of ACT is authorized to establish such series, to fix and determine the variations and the relative rights and preferences as between series, and to thereafter issue such stock from time to time. The board of directors is also authorized to allow for conversion of the preferred stock to common stock under terms and conditions as determined by the board of directors.

(d) Dividends. Dividends in cash, property or share of ACT may be paid upon the preferred stock, as and when declared by the board of directors, out of funds of ACT to the extent, and in the manner permitted by law.

(e) Voting Rights.   The voting rights of preferred stock, if
any, shall be established by the board of directors at the time such stock is issued in series.

Transfer Agent.   OTC Transfer Company located at 240 E. 2100 S, Salt
Lake City acts as our transfer agent

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

There is no market for ACT's common stock.   ACT intends to
apply to have its common stock traded on the OTC Bulletin Board. If ACTis not accepted on the OTC Bulletin Board, ACT will list its common shares on the pink sheets.

ACT has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of April 30, 2000, the number of holders of ACT's common shares was approximately 34.

ITEM 2.  LEGAL PROCEEDINGS

ACT is not a party to any legal proceedings of a material nature nor is ACT aware of any disputes that may result in legal proceedings that would have a material adverse effect on ACT's operating results.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Since inception, there have been no changes in or disagreements with ACT's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In January 1999, ACT issued 5,100,000 common shares to the following individuals and entities for technology valued at $505,000 or approximately $.0990 per common share:

Name                          Date   Number of Shares
Ned Dyne Research, Inc.       1/8/99     2,750,000
The Rothwell Trust            1/8/99     1,125,000
Access First International    1/8/99     1,125,000
David L. Taylor               1/8/99       100,000

In 1999, ACT issued 86,950 common shares to the following individuals for services rendered valued in the aggregate at $159,805.

Name               Common Shares
Garth Low            46,050
?

In the third and fourth quarters of 1999, ACT issued 40,000 common shares at $2.00 per common share to Brian Steffensen.

All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholders and ACT, ACT believes it had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers
(1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in ACT's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In 1999 and January 2000, ACT conducted an offering pursuant to Rule 504 of the Securities Act of 1933 at an offering price of $5.00 per common share. ACT sold 124,420 common shares for an aggregate of $622,100 to the following individuals or entities.

Name                      Amount            Date
Brian Stefensen           10,000           2/12/99
Douglas Hampton            2,000           2/12/99
                           1,000           2/22/99
                           7,000          11/23/99
                           1,000           1/13/00
William J. Hoffman         2,000           2/14/99
                           1,700           3/11/99
                           1,720           3/16/99
                             900           4/21/99
Debra Foster                 800           2/18/99
Kevin Sherman              1,000           2/20/99
Carl F. Krieser            1,000           2/20/99
Rodney Page                1,000           2/22/99
Mr. and Mrs. Lynn Page     2,000           2/23/99
Lynn D. Beckman            7,500           2/25/99
                           5,000           12/1/99
Kathy Robinson &
Samuel P. Robinson         2,000           3/9/99
                           2,000           3/13/99
                           1,000           4/20/99
                           2,000          12/20/99
Michael Robison            2,000           3/10/99
B.M.T. Enterprises         4,000           3/12/99
Christine Andrews            800           3/26/99
Curtis Rich                1,600           3/26/99
Mr. & Mrs. Kent Crookston    800           3/26/99
                             800            4/1/99
                             800            4/9/99
                             800           4/19/99
                           5,600           4/22/99
Scott E. Rich                800           3/27/99
James Camberlango          1,000            4/2/99
                           1,000            4/7/99
Elka & Brett Higginson       800           6/12/99
Martha May Craig           2,000            7/1/99
                           3,000           11/6/99
Howard G. Whitney            800           12/1/99
John & Arlene Whitney      1,000           12/2/99
Donald & Beverly Timpson     800          12/22/99
Charles & Kimberly Hoffman   800          12/24/99
Timothy Shurtliff            800           1/31/00
Timothy & Nany Shurthliff    800           1/31/00


These sales were made pursuant to an exemption from registration
pursuant to Section 504 of Regulation D.   The offering was approved
and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange Commission.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. ACT shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of ACT, or served any other enterprise as director, officer or employee at the request of ACT. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of ACT.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of ACT, ACT has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ACT of expenses incurred or paid by a director, officer or controlling person of ACT in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, ACT will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING ACT FOR
LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report dated January 5, 2000
Balance Sheets - October 31, 1999 and January 31, 2000 (unaudited) Statement of Operations for the period from January 8, 1999 (Date of Inception) to October 31, 999 and three months ended January 31, 2000 (unaudited)
Statement of Changes In Stockholders' Equity for the period from January 8, 1999 (Date of Inception) to October 31, 999 and three months ended January 31, 2000 (unaudited)
Statement of Cash Flows for the period from January 8, 1999 (Date of Inception) to October 31, 999 and three months ended January 31, 2000 (unaudited)
Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
And Stockholders of
American Coating Technologies, Inc.

We have audited the accompanying balance sheet of American Coating Technologies, Inc. (a development stage company), as of October 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the period January 8, 1999 (date of inception) to
October 31, 1999.   These financial statements are the responsibility
of the Company's management.   Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements.   An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial
statement presentation.   We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Coating Technologies, Inc., as of October 31, 1999 and the results of its options and its cash flows for the period January 8, 1999 (date of inception) to October 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that
the Company will continue as a going concern.   As discussed in Note 2
to the financial statements, the Company has a deficit in working
capital, incurred a loss and has not generated any revenues.   These
conditions raise substantial doubt about its ability to continue as a
going concern.   Management's plans regarding those matters also are
described in Note 2.   The financial statements do not include any
adjustments that might result from the outcome of this uncertainty.

Tanner + Co.

Salt Lake City, Utah
January 5, 2000

American Coating Technologies, Inc.
(A Development Stage Company)
Balance Sheet
-------------------------------------------------
                                                       January 31,
                                         October 31,      2000
                                           1999       (Unaudited)
                                         ----------   ----------
Assets

Current assets - cash                    $   1,122        $   8,903

Technology, net of accumulated
   Amortization of $37,875
   At October 31, 1999                     467,125          441,875
                                        ----------       ----------

     Total assets                        $ 468,247        $ 450,778
                                        ==========       ==========

------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities - related
   party payable                         $  12,480        $  12,480
                                        ----------       ----------

Commitments                                      -                -

Stockholders' equity
   Preferred stock, $001 par value;
      5,000,000 shares authorized, no
      shares issued or outstanding
   Common stock, $.001 par value;
      100,000,000 shares authorized,
      5,287,370 shares issued and
      at outstanding at October 31, 1999     5,287            5,309
   Additional paid-in capital            1,804,918        1,899,596
   Accumulated deficit                  (1,354,438)      (1,466,607)
                                       -----------      -----------
           Total stockholders' equity      455,767          438,298
                                       -----------      -----------
   Total liabilities and
     stockholders' equity              $   468,247       $  450,778
                                       ===========       ==========



See accompanying notes to financial statements

American Coating Technologies, Inc.
(A Development Stage Company)
Statement of Operations

January 8, 1999 (Date of Inception) to October 1999
And Three Months Ended January 31, 2000

                                                             2000
                                               1999      (Unaudited)
                                            ---------    ----------
Revenue                                     $       -       $       -

General and administrative expenses          1,354,438       (112,169)
                                            ----------      ---------

     Loss before income taxes               (1,354,438)      (112,169)

Income tax benefit                         $         -     $        -
                                           -----------      ---------

      Net loss                             $(1,354,438)     $(112,169)
                                           ===========      =========

Loss per share - basic and diluted         $      (.26)     $    (.02)
                                           ===========      =========

Weighted average common shares
   - basic and diluted                       5,160,000      5,331,000
                                           ===========      =========

See accompanying notes to financial statements

American Coating Technologies, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity

January 8, 1999 (Date of Inception) to October 1999
And Three Months Ended January 31, 2000

                                                       Additional
                                     Common Stock        Paid-In     Accumulated
                                   Shares      Amount    Capital       Deficit       Total
                                   ------      -----    --------     -----------    ------
Balance, January 8, 1999                 -   $      -   $        -     $       -     $       -
(date of inception

Issuance of common stock for:
   Cash                            100,420        100      382,300            -        382,400
   Technology                    5,100,000      5,100      499,900            -        505,000
   Services                         86,950         87      159,718            -        159,805

Issuance of common stock
   Options                               -          -      763,000            -        763,000

Net loss                                 -          -            -   (1,354,438)    (1,354,438)
                                 ---------     ------    ---------   ----------     ----------

Balance, October 31, 1999        5,287,370      5,287    1,804,918   (1,354,438)       455,767

Issuance of common stock in
  Private offering, net of
   $10,300 offering costs
    (unaudited)                     86,100      8,610       94,678            -         94,700

Net Loss (unaudited)                     -          -            -    (112,169)       (112,169)
                                ----------      -----     --------   ---------     -----------

Balance, January 31, 2000
  (unaudited)                    5,373,470    $ 5,309   $1,899,596 $(1,466,607)       $438,298
                                ==========    =======   ========== ===========      ==========

See accompanying notes to financial statements

American Coating Technologies, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity

January 8, 1999 (Date of Inception) to October 1999
And Three Months Ended January 31, 2000

                                                            2000
                                             1999        (Unaudited)
                                            -------      -----------
Cash flows from operating activities
   Net loss                                $ (1,354,438)    (112,169)
   Adjustments to reconcile net
     Loss to net cash
     Used in operating activities
       Amortization expense                      37,875       25,250
       Issuance of common stock for services    159,805            -
       Stock option compensation expense        763,000            -
   Increase in accounts payable                  12,480            -
                                           ------------     --------

             Net cash used in
               Operating activities            (381,278)     (86,919)
                                            -----------     --------

Cash flows from investing activities                  -            -
                                            -----------     --------

Cash flows from investing activities
     Issuance of common stock                   382,400       94,700
                                            -----------     --------

Net increase in cash                              1,222        7,781

Cash, beginning of period                             -        1,122
                                               --------      -------

Cash, end of period                            $  1,122      $ 8,903
                                               ========      =======


See accompanying notes to financial statements

American Coating Technologies, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity

October 31, 1999


1.   Organization and Summary of Significant Accounting Policies

Organization
American Coating Technologies, Inc. (the Company) was incorporated in the State of Nevada on January 8, 1999 for the purposes of developing business opportunities by licensing its patented low-temperature Plasma ArcDeposition technology in semiconductor, medical optical, and industrial tool applications and to pursue further research and patent processes.

In accordance with SFAS No. 7, the Company is considered to be in the
developmental stage.   The Company is devoting substantially all of
its efforts to establishing  a new business.   No principal operations
have commenced and no significant revenue have been derived from operations.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash includes all cash and investments with original maturities to the Company of three months or less.

Technology
The technology consists of costs to acquire all legal rights to the
patents of the technology in use by the Company.   Technology is
amortized over a five month period.

Income Taxes
Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

Loss per Share
The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Use of Estimates in Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the
date of the financial statements.   Actual results could differ from
those estimates.

Unaudited Financial Statements
In the opinion of the Company's management, the accompanying unaudited financial statements contain all normal recurring adjustments necessary to present fairly the Company's financial position for the
interim period.   Results of operations for the three months ended
January 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year ending October 31, 2000.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for annual
financial statements.   Although the Company believes that the
disclosures in these unaudited financial statements are adequate to make the information presented for the interim periods not misleading, certain information and footnote information normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, and these financial statements should be read in conjunction with the Company's audited annual financial statements.

2.   Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates profitable operations and the
stisfaction of liabilities in the normal course of business.   As
shown in the statement of operations, the Company has had no revenues from operations and reported a net loss for the period ended October
31, 1999.   These uncertainties raise substantial doubt about the
ability of the Company to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to satisfactorily meet its debt obligations through securing adequate new financing or generating sufficient cash flows from
operations.   The financial statements do not include any adjustments
that might result from the outcome of these uncertainties.

Management has entered into a plan where it is pursing other financing and searching for additional business opportunities. It is not known if the Company will be successful.

3.   Income Taxes

The benefit for income taxes is different from amounts which would be provided by applying the statutory federal income tax rate to loss before benefit for income taxes for the following reasons:

Federal income tax benefit at statutory rate         $460,000
Change in valuation allowance                        (460,000)
                                                   ----------
                                                   $        -

Deferred tax assets (liabilities) consist of the following:

Net operating loss carryforward                      $460,000
Valuation allowance                                  (460,000)
                                                    ---------
                                                     $      -
                                                    =========

At October 31, 1999, the Company has a net operating loss carryforward available to offset future taxable income of approximately $1,350,000,
which will begin to expire in 2019.   The utilization of the net
operating loss carryforward is dependent upon the tax laws in effect at the time the net operating loss carryforward can be utilized. The Tax Reform Act of 1986 significantly limits the annual amount that can be utilized for this carryforward as a result of a change in ownership.

4.  Related Party Transactions
The Company has a payable due to an officer/shareholder in the amount
of $12,480.   The payable is unsecured, non-interest bearing, and has
no specific repayment terms.

The Company has entered into consulting agreements with certain
officers/shareholders.   The agreements require aggregate mandatory
monthly consulting fees of approximately $18,000.   As of October 31,
1999 the Company had paid approximately $81,000 under the terms of
these agreements.   No amounts are due under these agreements at
October 31, 1999.

The Company has entered into agreements with certain shareholders which requires the Company to pay royalties of approximately 7% of
gross revenues generated from use of the Company technology.   No
amounts were due or paid during the period from January 8, 1999 (date of inception) to October 31, 1999.

5.   Supplemental Cash Flow Disclosure

During the period ended October 31, 1999:

   - The Company did not pay any amounts related to interest and income taxes.

   - The Company issued 5,100,000 shares of common stock in exchange for technology valued at $505,000.

6.   Preferred Stock

The preferred stock consists of 5,000,000 shares with $.001 par value. Upon any dissolution or liquidation, the holders of preferred stock shall be entitled to receive out of the assets of the Company, the sum initially paid per share and any dividend declared or unpaid before any payment shall be made or any assets distributed to the common
stock shareholders.   All other rights and privileges are to be
determined upon an issuance of the preferred stock.

7.   Stock options

The Company has granted stock options to certain officers, employees and consultants of the Company to purchase shares of the Company's
common stock.   A schedule of the options at October 31, 999 is as
follows:

                                                          Exercise
                                   Number of             Price Per
                                     Options               Share

Outstanding at January 8, 1999
(date of Inception)
   Granted                        445,000             $.001-2.00
   Exercised                      (90,000)             .001-2.00
   Expired                       (210,000)                  2.00
   Canceled                      (145,000)                  .001
                                --------------------------------
Outstanding at October 31, 1999         -              $       0

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) gives entities the choice between adopting a fair value method or continuing to use the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 with footnote disclosures of the pro forma effects if the fair value method
had been adopted.   The Company has opted for the latter approach.
During the period ended October 31, 1999, the options granted had no value as computed under the requirements of SFAS 123 and, therefore, there would be no pro forma effect on the operations.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

   Expected dividend yield            $       -
   Expected stock price volatility            -
   Risk-free interest rate                   5%
   Expected life of options           6 months


8.  Fair Value of Financial Instruments

The Company's financial instruments consist of cash and payables.
The carrying amount of cash and payables approximates fair value because of the short-term nature of these items.

9.  Subsequent Event

The Company has entered into an employment agreement with an employee
which expires December 2003.   The agreement provides the employee
with a monthly base salary, business expense reimbursement, and eligibility for: 1) a performance bonus; 2) stock options and 3) other benefit programs offered by the Company

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Charter and By-Laws
(4)  Instruments defining the rights of security holders
(10) Material Contracts
(27) Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1)    Articles of Incorporation
(3.2)    Amendment to Articles dated April 2000
(3.3)    Bylaws
(4)      Common Stock Certificate
(10)     Agreement dated February 1, 1999
(27)     Financial Data Schedule

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ACT International, Inc.

Date: June 4, 2000        /s/ Richard M. Sjostrom
                            -------------------------
                            By: Richard M. Sjostrom, President